UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                     FORM 4


                        SYMONS INTERNATIONAL GROUP, INC.


STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP:

( ) Check this box if no longer subject to Section 16.

Form 4 or Form 5 obligations may continue. See Instructions 1 (b).


1.   Name and Address of Reporting
     Goran Capital Inc.
     2 Eva Road, Suite 201
     Etobicoke, Ontario
     Canada  M9C 2A8
     Canada

2.   Issuer Name and Ticker or Trading Symbol
     Symons International Group, Inc.
     SIGC

3.   IRS or Social Security Number of Reporting Person (Voluntary)

4.   Statement for Month/Year
     9/00

5.   If Amendment, Date of Original (Month/Year)

6.   Relationship of Reporting Person (s) to Issuer (Check all applicable)
     ( ) Director  (X) 10% Owner  () Officer (give title below)  (  ) Other

7.   Individual or Joint/Group Filing (Check Applicable Line)
     (X) Form filed by One Reporting Person
     ( ) Form filed by More than One Reporting Person



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


Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.  Title of Security  2.                      4.  Securities acquired (A) or 5. Amount of Securities   6. Direct  7.  Nature of
                       3.                      Disposed of (D)               Benefically Owned at End of  (D) or  Indirect Benefical
                         Transactions                                              Month                  Indirect (I) Ownership
                         Date       Code      V      Amount         A/D      Price

Common                   9/1/00     P                600            A        .875
                         9/5/00     P                2500           A        1.00
                         9/5/00     P                2500           A        .938
                         9/5/00     P                3000           A        .875
                         9/7/00     P                15000          A        1.00
                         9/7/00     P                500            A        1.031
                         9/12/00    P                2500           A        .940
                         9/13/00    P                1400           A        1.031
                         9/13/00    P                12500          A        1.00
                         9/13/00    P                10000          A        .969
                         9/14/00    P                1400           A        1.040
                         9/15/00    P                5000           A        1.031
                         9/15/00    P                10000          A        1.094
                         9/15/00    P                2500           A        1.125
                         9/15/00    P                11400          A        1.062    7,271,200                      D




Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned


1.  Title   2. Conversion  3.  4.  5. Number of Derivatice 6.Date Exercisable 7.Title and Amount 8.Price of 9. Number of Derivative
of Security  of Exercise  Transaction Securities Acquired   and Expiration      of Underlying     Derivative  Securities Benefically

             Price of     Date Code V  (A) or Disposed       Date (Month/Day/   Securities
             Derivative                                      Year)


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Alan G. Symons
President and Chief Executive Officer
Goran Capital Inc.